Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DaVita HealthCare Partners Inc.:

We consent to the use of our reports with respect to the consolidated financial statements, the effectiveness of internal control over financial reporting, and the financial statement Schedule II – Valuation and Qualifying Accounts incorporated by reference herein.

Our report dated February 26, 2016 with respect to the consolidated balance sheets of DaVita HealthCare Partners Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2015 refers to a change in the method of accounting for the presentation of debt issuance cost and to a change in the method of accounting for the presentation of deferred tax liabilities and deferred tax assets.

Seattle, Washington

August 12, 2016